Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company:
CBOT Holdings, Inc.
(Commission File No. 001-32650)
ICE: CBOT Holdings Member Reception
Wednesday, June 27, 2007
Transcript:
JEFF SPRECHER, Chairman & CEO of ICE: So, anyway so bear with me while I read these prepared remarks. First of all, I just want to thank you guys all for coming and it’s really great and we really are trying to reach out to people that are touch stones that can give us feedback and as you may have heard me say before, very, I can’t get feedback from your Board of Directors, so we’ve had to bypass them. I’m sure they’re not thrilled about it, but it’s the only way we have to deal with the process so we really are interested in your feedback because we’re trying to find something that works for the members and the Board of Trade and the shareholders of ICE, the shareholders and the Board of Trade and potentially, even the members and shareholders of the CBOT. So, let me just say the prepared remarks and hopefully we can then have a more meaningful conversation.
     I want to say, you know, we’ve taken a lot of pride in the direct and honest approach that we’ve been able to take with you and the feedback that we’ve gotten and I really still believe that our companies together, are the best fit for the industry. You are becoming a fast growing company, whether you realize it or not, and I’m going to show you some graphs around the room here that will show you what the analysts think of your company. And as you’ve probably watched our stock and watched us perform over the last few months, we are a very fast growing company and I’m interested in the growth opportunities that we can bring together.
     There’s been a lot of inaccuracies put out there about ICE and we’re at a disadvantage in that we don’t know all you guys for 30 years, we’re from a different city, Atlanta, and we don’t have the ability to counter everything that you’re hearing. We also don’t have the ability to deal with the Chicago press in the same way that you all do as incumbents and so, let me just say there’s a lot of rhetoric out there about our capabilities about who we are and what we do and I can’t address it all, but we sense you have concerns. I hope that you’ll give us feedback and let us talk to you about it.
     So putting that aside, I really just want to talk to you about a couple of points that I hope that you’ll consider about the decision that you have in front of you. And that’s really; I think what you’re all focused on with this vote coming up. Your business today is incredibly vibrant and you probably see that, for those of you that are on the floor or for those of you that least need to talk to people that are trading with your seats. Your growth rates are higher today than the Chicago Mercantile Exchange is, and you’re in a position of strength relative to the CME that’s trying to buy you on the cheap. They are, CME is effectively, indirectly threatening your Board and you, as shareholders and members, that they will steal your business if you don’t do this deal. And I, as I said in the last time I got in front of you, I think you all control the liquidity, you are the bonds business, you are the aggs business and I don’t think anyone can steal it unless you collectively want it to go somewhere. And that liquidity is what you own and that’s the value of the Board of Trade and you are, you are the value; you and thousands of other people that you know and have grown up with in this business.
     So, I do not have any fear about that. I am willing to put my company and my shareholders at risk and my own money at risk, because I see what has happened when others have tried to come in and take liquidity and it has not been successful when people don’t want it to move. And so, any other owner of the Board of Trade other than the CME, have to deal with this issue and your Board is saying right now that there can be no other owner of the Board of Trade because of that issue. That, in my mind, is the catastrophe that they are talking about and I don’t believe it’s real and I’m willing to put my money at stake.
     I would say to you that every exchange that we’ve acquired and other exchanges in this commodities business, like life or the derivatives business like ICE, has traded at a significant premium to its stock value and I don’t see any reason that you should be any different and I’m not here to try to buy you on the cheap. I’m trying to find the value that works for you guys and your shareholders and my shareholders to unlock the combined growth that we can get, which is what allows people to do mergers at a premium. I think that you may have seen in Trades today and in other articles, there’s growing momentum against voting “no” on this proposal, and some of the largest shareholders that are sophisticated investors that are looking at your stock price and looking at the company’s performance and thinking of you as a standalone business, agree with, and that is why they have voted “no.”
     I think your clearing revenues are obviously extremely important revenues. They’re part of what ICE has said we would bring into our deal and literally, you’ve got $100 million in clearing revenues around your business that will inure to a business that can internalize clearing. Part of the premium that we’re offering is essentially to offer to pay the Board of Trade’s shareholders for bringing that in-house and you’ve already effectively given that away to the CME and unfortunately, they don’t have an ability or a willingness to pay you for those clearing synergies. We do; they are going to grow. Obviously, in a 50/50 merger that we’re proposing, my shareholders would have half of the upside growth after paying you for what we have now and you would continue to have half the upside growth, not a third.
     You are essentially a fast growing exchange, your earnings estimates during the period that we’ve been talking, the ICE and the Board of Trade members, you, your estimates that the street has put out there have grown by 25%. During that same period, the CME’s estimates have grown by 2% and you can see some graphs that I’ve put around the room here and we filed them with the SEC; they’re available if you want to download them off the EDGAR/SEC website. It shows you how the street has readjusted your estimates. Why? Because your interest rate complex and your aggs are growing and they’re growing fast. There’s been an obviously a change in the interest rate curve environment. I think it’s a long-term shift. We’re seeing the beginning of what used to be a flat yield curve starting to change and you guys are seeing the benefit of it, I’m sure, in your trading volumes and the aggs have been on fire ever since you guys have been distributing them globally.
     You essentially, while ICE has kept it’s focus, it’s exchange ratio the same at 1.42 since the time we’ve been in here; ICE is a fast growing exchange. The two of us have been fast growing and so you’ve seen a relative premium continue to be built in our stock. CME is a slow growing exchange that’s had to continue to bump their bid in order to try to keep up with your organic stock price growth and that’s because they, essentially, have been a flat growing exchange right now. They need your growth. They should either pay you for it or get out of the way, in my mind. But why you would want to give their shareholders two thirds of it and keep a third is, to me, a bad trade and that’s what we’ve been advertising through this proxy solicitation material.
     I’ve been trying to figure out, my colleagues and I, we’ve put a number of proposals out there to put visibility into the trading rights of B-1 shares. I don’t know what the right formula is; I know they’re valuable to the people that hold them. I know the idea of membership is valuable to the exchange and I know that the business has grown up around those fee discounts, so that management really has very little ability to influence that without affecting the business. So, we want to find a solution that puts visibility in how we deal with those trading rights long term that gets the right benefits for the exchange and the customers and the right benefits for the people that hold them. I don’t know that we have the right solution, but at least we’re trying to guarantee things or provide visibility or a road map for them, as opposed to just say “let’s put a couple of directors up here and they’ll work it out in the future.” Which I don’t, I don’t want to run that kind of business. I like to define things because there’s enough going on here without having to deal with conflicting interests inside a boardroom.

     There’s been a lot said privately to try to slam our stock and somehow, ICE’s stock has a premium built in it because somebody else is going to take us over. I would tell you, you should look at our P/E ratio, what the street has upped that, what they have all the other exchanges at. ICE has oddly been the fastest growing derivatives exchange for quite a while now, but yet, we do not have the highest P/E, which we should. Our P/E is similar to your P/E and all the other P/E’s of the US commodity exchanges, with frankly, NYMEX at a premium. And so, I don’t see that, when I look at our numbers I don’t see a take over premium in ICE stock and I think that’s a misnomer but if you were to believe that, then you also have to say that the synergies of merger with the CME should be built into your stock and I don’t believe that that’s there either. Because people are saying, analysts and others are saying that, or intimating that once you’ve got DOJ approval, you should go well into the 600 range and you didn’t. And I actually, because I’ve never traded and I only run a market, I actually believe in markets. I think the markets are efficient and certainly in the long-term they’re efficient and so, we’ve been at this long enough now, merger economics should be built into these stocks and so, I just don’t buy the fact that somehow the market doesn’t see the same dynamics that we’re all seeing about what’s going on in this deal.
     I will say to you that I, and I mentioned to you and I don’t, you know, I grew up in the mid-West here like a lot of you guys and I don’t like to talk about money, but I’m a big shareholder of ICE and my management, we own 5% of the company. We have real stock that we own that we would be bringing to this deal and I think it’s a good trade. I’d put my own money behind it and a lot of money, compared to your management and CME management, that are minor holders in the scheme of things, of stock and you guys trade and you know what it’s like to have a position on and have skin in the game, and I would not be here advocating doing this deal if I thought it was a stupid deal for ICE or that somehow it was going to be catastrophic and destroy my company. I’m sitting on a lot of stock, as are my colleagues here that are working on this deal, and we think it’s a great merger and we think it would be better together than us apart and that’s why we’re doing it. And I don’t know how to try to overcome some of this rhetoric that’s out there, other than by saying I’m putting my own money at risk and I hope that you all who do that every day for a living, appreciate what that means.
     I think you’ve had an opportunity, for those of you that have watched in this merger, you’ve seen what ICE has done and the performance of my management team. I think I have the best management team in the industry. I think my guys are hungry and aggressive and they deliver. We like to be the company that under promises and over delivers and that’s what, you know, makes us get up in the morning. You’ve seen us in the course of this deal. We’ve done a deal with NGX Exchange in Canada; Platts; a company called NGI in the natural gas business; we’ve acquired the Winnipeg Exchange; we’ve taken the Russell indices and these are major transactions that you’ve seen just in the course of watching us and I suspect most of you didn’t know much about us until we entered your merger process. But these are the everyday things that we do when we are aggressively building growth in an era where there’s this transformation of the commodities business and we’re all staking out our ground and I am definitely incented by staking out, you know, a big footprint and I’m surrounded by a management team that’s been able to not only do that, but effectively integrate these things and deliver them to the bottom line.
     So, I would hope that you would think about us running this combined business and what we might do for you in trying to unlock value around the Board of Trade. I’ve said before, I don’t think we’ll do anything to your bonds and aggs that you aren’t already doing yourself. But, what I do think we can do is bring the rest of the interest rate complex to the Board of Trade, which is largely a big OTC market and I also think we can bring the OTC markets in aggs into the Board of Trade. We can clear them and we can provide new revenue and trading opportunities for people and new opportunities for the up CMs to clear and that’s been the story of ICE since we’ve been out there and I think if you follow us, you’ll see that we have that track record.
     Every other exchange is now talking about the OTC business with big plans. Your management is going after credit derivatives; CME’s got credit derivatives. Take a look at CME’s efforts to move into the OTC credit derivatives market. I’m not sure they’ve had a bid and an offer on that screen. They certainly haven’t had a trade. Yet, you know, we’ve got essentially half of our energy business is coming from the OTC markets. Why? Because we understand those markets and we sell technology, we have great relationships with clearers and dealers, we understand when an exchange can bring to those markets, we understand where we can’t bring value to those markets, and we’ve threaded that needle very successfully and I think I would love an opportunity to do that in the interest rate business and I think we can do that together, more so than apart.
     I think, a couple other notes here; there, I asked my staff to create these slides that we filed and put them on these big boards and I hope you’ll take the time to look at them. I don’t expect that you guys pulled down every SEC filing. I know you have chat rooms and other things where people do find this stuff and post it so that some people can see it, but essentially, I think if you just look at the facts here you can discern what’s been going on in this deal, you know? Again, there’s a graph here that shows how your earnings estimates are rising, as with your business growing fast. And there’s a graph here that shows how our share price and your share price have performed during this period that we’ve been involved in your merger, versus the CME. Those are telling graphs and again, if you believe that the market is the market, I think you can see why I’m excited about trying to find a way to get together.
     I want to tell you that I think, in closing, you’ve got a great company. It’s a strong company; I’ve got a lot of respect for the company. I’ve actually met a lot of you now and others surrounding your company and I will tell you, everybody has been gracious. I mean, people have been so kind and warm, even those that don’t necessarily like the idea of doing a deal with ICE, have still come to us with ideas and suggestions on ways that we can improve our stature with you or our offering to you and I think the value that you all have created, that your forefathers have created at the Board of Trade is not reflected in the current merger deal. And it may not even be reflected in the proposal that we have on the table and that’s why I’m here to talk to you today, is to find out what are the elements that one can do to improve it. I know what CME has on the table right now is not representative, in my mind, of your value.
     So, I would say to you that, just in closing, I think the CME is not the only partner that you need to think about having, to the extent that you need a partner. We’ve pretty much gotten to the point now in this process, where there is obviously no vote on an ICE, there’s only a vote to not have a CME proposal and I’m asking you all, and I’m asking your other shareholders to vote that down, create an atmosphere where we can talk about how we might work together. And I’m open to any kind of conversations about that and I’m obviously open to bring the CBOE into that process to figure out how all this gets untangled and the value gets split between shareholders.
     So with that, let me say thank you.

Forward-Looking Statements - Certain statements in this transcript may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007, as amended on June 11, 2007, by and between ICE and the Chicago Board Options Exchange (“CBOE”), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007.
You should not place undue reliance on forward-looking statements, which speak only as of the date of this transcript. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this transcript.
Important Information About the Proposed Transaction and Where to Find It:
This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and related documents filed by ICE or CBOT without charge at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
ICE has filed a proxy statement in connection with the special meeting of CBOT stockholders scheduled for July 9, 2007, at which the CBOT stockholders will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders are strongly advised to read this proxy statement and other related documents, as they contain important information. Investors are able to obtain a free copy of the proxy statement with respect to the special meeting without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement with respect to the special meeting may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
In addition to ICE, the following officers and employees of ICE will also be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), David S. Goone (Senior Vice President, Chief Strategic Officer) and Kelly L. Loeffler (Vice President, Investor Relations and Corporate Communications).
You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007.
Other than 1,000 shares of CBOT Class A Common Stock owned by ICE, neither ICE nor any of the other participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the participants will receive any special compensation in connection with either of these proxy solicitations.